SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             Collegiate Pacific Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    194589206
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                January 25, 2006
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                               Page 1 of 10 Pages

CUSIP No. 194589206                       13G/A               Page 2 of 7 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            HSO Limited Partnership
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,335,900 shares of Common Stock
OWNED BY
               --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             13.10%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                       13G/A               Page 3 of 7 Pages



-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Skystone Advisors LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,335,900 shares of Common Stock
OWNED BY
               --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.10%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                       13G/A               Page 4 of 7 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Kerry Nelson
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,335,900 shares of Common Stock
OWNED BY
               --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,335,900 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             13.10%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                       13G/A               Page 5 of 7 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on July 15, 2005 (as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Collegiate Pacific Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2(c), 4 and 5 in their entirety as set forth below.

Item 2(c).  Citizenship

HSO Limited Partnership
The Cayman Corporate Centre, Fourth Floor
27 Hospital Road
Georgetown, Grand Cayman
Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Skystone Advisors LLC
Two International Place, Suite 1800
Boston, MA  02110
Citizenship:  State of Delaware

Kerry Nelson
c/o Skystone Advisors LLC
Two International Place, Suite 1800
Boston, MA  02110
Citizenship:  United States


Item 4.     Ownership

(a)  Amount Beneficially Owned

            As of the date of this Statement, each Reporting Person may be deemed the beneficial owner of 1,335,900 shares of Common Stock held by HSO Limited Partnership.

            Kerry Nelson is the Managing Member of Skystone Advisors LLC. Skystone Advisors LLC is the investment member of the general partner of HSO Limited Partnership, a Cayman Islands limited partnership, and as such, it is solely responsible for, among other things, investment activities of HSO Limited Partnership. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Kerry Nelson and Skystone Advisors LLC disclaims beneficial ownership of shares of Common Stock owned by HSO Limited Partnership.

(b)  Percent of Class

            The Company's proxy statement filed on January 26, 2006 on form DEF 14A indicates that there were 10,196,393 shares of common stock outstanding as of January 23, 2006. Therefore, based on the Company's outstanding shares of Common Stock, the Reporting Persons may be deemed to beneficially own approximately 13.10% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote:

CUSIP No. 194589206                       13G/A               Page 6 of 7 Pages


                 -0-

            (ii) Shared power to vote or to direct the vote

                 1,335,900  shares of Common Stock

           (iii) Sole power to dispose or to direct the disposition of

                 -0-

            (iv) Shared power to dispose or to direct the disposition of

                 1,335,900 shares of Common Stock

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

CUSIP No. 194589206                       13G/A               Page 7 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 8, 2006



HSO LIMITED PARTNERSHIP


By: /s/ Kerry Nelson
    ----------------------------
Name: Kerry Nelson
Title: Managing Member of the
investment member of its general
partner

SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson
    ----------------------------
Name: Kerry Nelson
Title: Managing Member

/s/ Kerry Nelson
 ----------------------------
KERRY NELSON